Exhibit 99.1

FOR IMMEDIATE RELEASE

CONTACTS:     Ingo Bank, Senior Vice President and Chief Financial Officer
        Jill Baker, Corporate Vice President of Investor Relations
+1-781-434-4118

PAREXEL INTERNATIONAL ISSUES EARNINGS GUIDANCE
IN CONJUNCTION WITH INVESTOR DAY

•	Maintains mid-point of prior guidance adjusted diluted earnings per share for Fiscal Year 2015 at $2.74

•	Projects high single digit organic revenue growth in Fiscal Year 2016

•	Announces Margin Acceleration Program to enhance continuous improvement initiatives

•	Expects to achieve double-digit growth in earnings per share in Fiscal Year 2016

BOSTON, MA, June 23, 2015 - In conjunction with its Investor Day being held tomorrow, PAREXEL International Corporation (Nasdaq: PRXL) has updated its forward-looking guidance for the fourth quarter of Fiscal Year 2015 (ending June 30, 2015) and for the full Fiscal Year 2015. It has also provided guidance for Fiscal Year 2016 for the first time. In addition, the Company announced the initiation of a Margin Acceleration Program as described in further detail below.

Mr. Josef H. von Rickenbach, PAREXEL’s Chairman and Chief Executive Officer, stated, “As we finish Fiscal Year 2015 and look ahead to Fiscal Year 2016, we believe that we have good momentum, a strong and diversified backlog, and a healthy business development pipeline. Our priorities for the new year include solid revenue growth, as well as improved operating profitability and double-digit growth in earnings per share. In conjunction with our new guidance we are also raising our long-term adjusted operating margin target from 12%-14% of service revenue to 13%-15% of service revenue. We are accelerating a number of our ongoing improvement plans, and as a result of these efforts, plan to restructure certain activities. We believe that this will strengthen the Company by increasing our competitiveness in the marketplace, and will help us to deliver long-term sustainable growth in revenue and margins.”

Margin Acceleration Program
The Company plans to record pre-tax charges in the range of $35 to $45 million in conjunction with restructuring activities it is undertaking. The restructuring activities are company-wide, and are designed to improve the productivity and efficiency of the Company, to simplify the organization, and to streamline decision-making, thereby enhancing client engagement. PAREXEL expects to record a pre-tax charge in the fourth quarter in the range of $20 to $30 million, with the remainder of the charge to be incurred over the course of Fiscal Year 2016. The Company anticipates completing restructuring activities by June 30, 2016.

The charge will include approximately $30 to $40 million in employee separation benefits related to the elimination of up to 850 positions, with the remainder of the charge related to other one-time costs. The Company expects that approximately $33 to $43 million of these charges will result in future cash expenditures. The impact of the restructuring charge on Q4 and full year FY 2015 guidance is expected to be approximately $0.27 per diluted share when taking the mid-point of the range. The Company expects to achieve annual pre-tax savings as a result of this charge of between $20 to $30 million over the course of Fiscal Year 2016 (which equates to an estimated benefit of between $0.25 to $0.37 per diluted share), and expects to achieve annual pre-tax savings of approximately $50 to $60 million once the Program is fully completed.

In addition to the estimated impact of the Margin Acceleration Program, the Company’s guidance takes into account a number of other factors, including the expected results of the fourth quarter, recent foreign currency exchange rates, anticipated tax rates, recent acquisitions, and the Company’s updated overall outlook. The Company’s guidance is:

	Guidance Issued 6/23/15	Guidance Issued 4/29/15
Q4 FY 2015 Revenue	$517 - $533 million	$520 - $540 million
Q4 FY 2015 GAAP EPS	$0.50 - $0.58	$0.65 - $0.81
Q4 FY 2015 Non-GAAP EPS*	$0.70 - $0.78	N/A

FY 2015 Revenue	$2.010 - $2.026 billion	$2.012 - $2.032 billion
FY 2015 GAAP EPS	$2.54 - $2.62	$2.68 - $2.86
FY 2015 Non-GAAP EPS*	$2.70 - $2.78	$2.65 - $2.83

FY 2016 Revenue	$2.160 - $2.210 billion	N/A
FY 2016 GAAP EPS	$2.97 - $3.33	N/A
FY 2016 Non-GAAP EPS**	$3.02 - $3.38	N/A

*Adjusted diluted EPS guidance for Q4 FY 2015 excludes the aforementioned expected Q4 FY 2015 restructuring charges. In addition, adjusted diluted EPS guidance for Fiscal Year 2015 in its entirety excludes the impact of certain items that were recorded in the first nine months of Fiscal Year 2015, as detailed in a chart contained within this release.

**Adjusted diluted EPS guidance for FY 2016 excludes charges related to the aforementioned restructuring program, as detailed in a chart contained within this release.

Those who wish to listen to the Company’s Investor Day presentations on June 24, 2015 and to view the accompanying slides should log onto the Company’s website at www.PAREXEL.com and click on the PAREXEL International 2015 Investor Day link under the “Upcoming Events” section at the bottom of the Investors homepage at least 15 minutes prior to the event’s broadcast which will start at 9:00 a.m. ET. Users should follow the instructions provided to assure that the necessary audio applications are downloaded and installed. In addition, an archived version of the event’s presentations may be found in the Investor Relations section of PAREXEL’s website.

In addition to the financial measures prepared in accordance with GAAP, the Company uses certain non-GAAP financial measures. The Company believes that presenting the non-GAAP financial measures contained in this press release assists investors and others in gaining a better understanding of its core operating results and future prospects, especially when comparing such results to previous periods or forecasted guidance, because such measures exclude items that are outside of the Company’s normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. Management uses non-GAAP financial measures, in addition to the measures prepared in accordance with GAAP, as the basis for measuring the Company’s core operating performance and comparing such performance to that of prior periods and to the performance of its competitors for the same reasons stated above. Such measures are also used by management in its financial and operating decision-making. Non-GAAP financial measures should not be considered superior to nor a substitute for the Company’s results of operations prepared in accordance with GAAP.

About PAREXEL International

PAREXEL International Corporation is a leading global biopharmaceutical services organization, providing a broad range of expertise-based contract research, consulting, medical communications, and technology solutions and services to the worldwide pharmaceutical, biotechnology and medical device industries. Committed to providing solutions that expedite time-to-market and peak-market penetration, PAREXEL has developed significant expertise across the development and commercialization continuum, from drug development and regulatory consulting to clinical pharmacology, clinical trials management, medical education and reimbursement. PAREXEL Informatics, Inc. provides advanced technology solutions, including medical imaging, to facilitate the clinical development process. Headquartered near Boston, Massachusetts, PAREXEL operates in 80 locations in 51 countries around the world, and had approximately 17,440 employees in the third quarter. For more information about PAREXEL International visit www.PAREXEL.com.

PAREXEL and PAREXEL Informatics are trademarks or registered trademarks of PAREXEL International Corporation or its affiliates.

This release contains “forward-looking” statements regarding future results and events, including, without limitation, statements regarding expected financial results, future growth and customer demand. For this purpose, any statements contained herein that are not statements of historical fact may be deemed forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” “appears,” “estimates,” “projects,” “will,” “would,” “could,” “should,”

“targets,” and similar expressions are also intended to identify forward-looking statements. The forward-looking statements in this release involve a number of risks and uncertainties. The Company’s actual future results may differ materially from the results discussed in the forward-looking statements contained in this release. Important factors that might cause such a difference include, but are not limited to, risks associated with: actual operating performance; actual expense savings and other operating improvements resulting from restructurings, including the restructuring activities referenced in this release; the loss, modification, or delay of contracts which would, among other things, adversely impact the Company’s recognition of revenue included in backlog; the Company’s dependence on certain industries and clients; the Company’s ability to win new business, manage growth and costs, and attract and retain employees; the Company’s ability to complete additional acquisitions, and to integrate newly acquired businesses including the acquisitions of ClinIntel Limited and Quantum Solutions India, or enter into new lines of business; the impact on the Company’s business of government regulation of the drug, medical device and biotechnology industry; consolidation within the pharmaceutical industry and competition within the biopharmaceutical services industry; the potential for significant liability to clients and third parties; the potential adverse impact of health care reform; and the effects of foreign currency exchange rate fluctuations and other international economic, political, and other risks. Such factors and others are discussed more fully in the section entitled “Risk Factors” of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 as filed with the Securities and Exchange Commission on May 1, 2015, which “Risk Factors” discussion is incorporated by reference in this press release. The Company specifically disclaims any obligation to update these forward-looking statements in the future. These forward-looking statements should not be relied upon as representing the Company’s estimates or views as of any date subsequent to the date of this press release.

PAREXEL International Corporation
Reconciliation of Non-GAAP Measures
Certain Line Items
(Unaudited)

(in thousands, except per share data)	Guidance for the Three Months Ended				Guidance for the Twelve Months Ended
	June 30, 2015				June 30, 2015
	GAAP Measure	Adjustments		Non-GAAP Measure	GAAP Measure	Adjustments		Non-GAAP Measure
Selling, general and administrative		$(2,490)	(a)			$(2,974)	(a)
Restructuring expense		$25,000	(b)			$24,835	(b)
Income from operations		$22,510				$21,861
Other income (expense), net		$—				$137	(c)
Income before income taxes		$22,510				$21,998
Provision for income taxes		$11,232	(d)			$12,789	(d)
Net income		$11,278				$9,209
Diluted earnings per common share	$0.50-$0.58	$0.20		$0.70-$0.78	$2.54-$2.62	$0.16		$2.70-$2.78

Note: The sum of the quarterly Diluted EPS amounts do not equal year-to-date Diluted EPS amounts due to rounding
(a) Impact of net adjustments for legal settlements and acquisition and integration related charges, including the revaluation of earn-out contingent consideration liability associated with certain acquisitions.

(b) Charges related to restructuring program.
(c) Accelerated amortization of deferred financing fees related to credit facility modification
(d) Release of reserves related to tax positions and tax effect on non-GAAP adjustments

PAREXEL International Corporation
Reconciliation of Non-GAAP Measures
Certain Line Items
(Unaudited)

(in thousands, except per share data)	Guidance for the Twelve Months Ended
	June 30, 2016
	GAAP Measure	Adjustments		Non-GAAP Measure
Selling, general and administrative		$—
Restructuring expense		$15,000	(a)
Income from operations		$15,000
Other income (expense), net		$—
Income before income taxes		$15,000
Provision for income taxes		$12,400	(b)
Net income		$2,600
Diluted earnings per common share	$2.97-$3.33	$0.05		$3.02-$3.38

(a) Charges related to restructuring program.
(b) Release of reserves related to tax positions and tax effect on non-GAAP adjustments